UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On February 6, 2026, Skyline Builders Group Holding Limited (the “Company”) held the Company’s Extraordinary General Meeting (the “Meeting”) at 10 a.m. Hong Kong time. On January 26, 2026, the record date for the Meeting, there were 12,316,586 Class A Ordinary Shares issued and outstanding and 1,995,000 Class B ordinary shares issued outstanding. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 20 votes at the Meeting. 42,904,151 (or approximately 82.17%) Ordinary Shares of the Company entitled to vote were represented in the Meeting either in person or by proxy.

The final results for each of the matters submitted to a vote of Company shareholders at the Meeting are as follows:

1. To approve the creation of a new and separate class of “series B preferred shares”

Shareholders approved the proposal that the authorized share capital of the Company be and hereby is increased from US$50,000 to US$50,600, such that the authorized share capital of the Company would be changed from US$50,000 divided into 4,000,000,000 Class A ordinary shares of par value US$0.00001 each (the “Class A Ordinary Shares”), 50,000,000 Class B ordinary shares of par value US$0.00001 each (the “Class B Ordinary Shares”) and 950,000,000 Series A preferred shares of par value US$0.00001 each (the “Series A Preferred Shares”) to US$50,600 divided into 4,000,000,000 Class A Ordinary Shares of par value US$0.00001 each, 50,000,000 Class B Ordinary Shares of par value US$0.00001 each and 950,000,000 Series A Preferred Shares of par value US$0.00001 each and 60,000,000 Series B preferred shares of par value US$0.00001 each (the “Series B Preferred Shares”) by designating 60,000,000 Series B Preferred Shares of par value US$0.00001 each out of the increased authorized share capital (the “Share Designation”); and each Series B Preferred Share shall confer each holder thereof the rights, preferences, privileges, and restrictions, as further set forth in the Fourth Amended and Restated Memorandum and Articles of Association. Approval of this proposal required the affirmative vote of a majority of not less than two-thirds of the votes by shareholders who (being entitled to do so) vote in person or by proxy at the Meeting . The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
42,283,881	615,338	4,932	0

2. To approve the adoption of the fourth amended and restated memorandum and articles of association

Shareholders approved the proposal that the Fourth Amended and Restated Memorandum and Articles of Association of Skyline Builders Group Holding Limited (the “New Memorandum and Articles”) be approved and adopted as the memorandum and articles of association of Skyline Builders Group Holding Limited, in substitution for and to the exclusion of the existing Third Amended and Restated Memorandum and Articles of Association of Skyline Builders Group Holding Limited in its entirety with immediate effect; and the directors of the Company be authorized to finalize the New Memorandum and Articles and take all necessary actions for filing with the Registrar of Companies of the Cayman Islands. Approval of this proposal required the affirmative vote of a majority of not less than two-thirds of the votes by shareholders who (being entitled to do so) vote in person or by proxy at the Meeting. The voting results were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
42,285,219	613,086	5,846	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Skyline Builders Group Holding Limited

Dated: February 6, 2026	/s/ Ngo Chiu, LAM
Ngo Chiu, LAM
Chairman of the Board of Directors

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